Sun Life completes inaugural Sustainability Bond Offering

TORONTO, ON – (August 13, 2019) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the successful completion of the public offering in Canada of $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029 (the "Debentures"). An amount equivalent to the net proceeds from the offering of the Debentures will be used to finance or refinance, in whole or in part, new and/or existing green or social assets that meet the eligibility criteria set out under Sun Life's Sustainability Bond Framework.

The Debentures were sold under a pricing supplement dated August 7, 2019, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement dated March 28, 2019, all of which are available on the SEDAR website for Sun Life at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2019, Sun Life had total assets under management of $1,025 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Connie Soave
Director, Communications
Sun Life
T. 416-407-5721
connie.soave@sunlife.com

Investor Relations Contact:

Leigh Chalmers
Senior Vice-President, Head of Investor Relations & Capital Management
Sun Life
T. 647-256-8201
investor.relations@sunlife.com